Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District,

Shenzhen, People’s Republic of China

October 24, 2024

VIA EDGAR

Aliya Ishmukhamedova

Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meiwu Technology Company Limited
Registration Statement on Form F-1 Filed September 27, 2024
File No. 333-282379

Ladies and Gentlemen:

Meiwu Technology Company Limited (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on October 9, 2024 regarding the Company’s Registration Statement on Form F-1 that was filed with the Commission on September 27, 2024 (the “Staff’s Letter”).

Registration Statement on Form F-1

Cover Page

1.	We note that this is a best-efforts offering of up to 60,000,000 ordinary shares, but you are also registering the issuance of 50% of the total offering shares to Mr. Xia, the chairman of the company. It appears that an offer was made and commitment obtained from Mr. Xia and other unaffiliated purchasers under a securities purchase agreement prior to the filing of this registration statement. Please explain why you believe the registration of the primary issuance of these shares by the company to Mr. Xia is appropriate. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 134.03.

RESPONSE: In response to the Staff’s comment, we respectfully confirmed with the Staff that the Company has entered into a securities purchase agreement with Mr. Xia on October 22, 2024 for the sale of 30,000,000 ordinary shares for an aggregate purchase price of $24,000,000. The transaction was closed on October 22, 2024. We have revised the registration statement accordingly to be for the offering of up to 30,000,000 ordinary shares by us on a best-efforts basis, and for the offer and resale of 30,000,000 ordinary shares by Mr. Xia.

2.	We note the disclosures throughout your registration statement, including on the cover page, that your offering of ordinary shares will be at an “assumed” public offering price. Please revise to clarify that the offering price will be fixed for the duration of this offering. Since you are not Form S-3 eligible, it does not appear that you are eligible to conduct an at-the-market offering under Rule 415 under the Securities Act.

RESPONSE: In response to the Staff’s comment, we revised throughout the prospectus to clarify that the offering price will be fixed for the duration of the primary offering of 30,000,000 ordinary shares.

General

3.	Please provide the plan of distribution information required by Item 508 of Regulation S- K.

RESPONSE: In response to the Staff’s comment, we provided the plan of distribution information accordingly.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing please don’t hesitate to contact us.

Sincerely,

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman